CLIFFORD CHANCE US LLP TWO MANHATTAN WEST 375 9TH AVENUE NEW YORK, NY 10001 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

May 9, 2025

VIA EDGAR

Ms. Sonia Bednarowski, Esq.

Ms. Sandra Hunter Berkheimer, Esq.

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares Bitcoin Trust ETF

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

Filed February 3, 2025

File No. 333-272680

Dear Ms. Bednarowski and Ms. Berkheimer:

On behalf of our client, iShares® Bitcoin Trust ETF (the “Trust”), set forth below is the Trust’s response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated February 12, 2025 (the “Comment Letter”) in connection with the Trust’s Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the SEC on February 3, 2025. Concurrently with the filing of this response letter, the Trust is filing Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 on Form S-3 (the “Amended Registration Statement”). Where noted in the response below, the Amended Registration Statement has been updated in response to the Staff’s comment. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement.

All page references in the responses below are to the pages of a marked copy of the Amended Registration Statement, which was submitted today by the Trust via EDGAR, unless otherwise specified.

CLIFFORD CHANCE US LLP

Ms. Sonia Bednarowski, Esq.

Ms. Sandra Hunter Berkheimer, Esq.

United States Securities and Exchange Commission

May 9, 2025

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

General

1.

We note your disclosure on page 36 that only certain Authorized Participants have the ability, through their affiliates, to support in-kind creation and redemption activity. Please disclose whether any of your current Authorized Participants are able to support in-kind creation and redemption activity.

In response to the Staff’s comment, the Trust supplementally undertakes to identify the Trust’s Authorized Participants, as of the effectiveness of the Amended Registration Statement, that are able to support in-kind creation and redemption activity on pages 15, 85 and 115 of the prospectus once the Trust has entered into agreements that give such Authorized Participants the ability to conduct creations and redemptions in-kind for bitcoin in addition to conducting creations and redemptions for cash.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,

/s/ Clifford R. Cone

Clifford R. Cone

cc:	Marisa Rolland, BlackRock, Inc.

Adithya Attawar, BlackRock, Inc.

Jason D. Myers, Clifford Chance US LLP

Tae Ho Cho, Clifford Chance US LLP

Jesse Overall, Clifford Chance US LLP

Etherial Edetan, Clifford Chance US LLP